Filed by Pace Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pace Holdings Corp.

Commission File No.: 001-37551

Date: December 19, 2016

On December 19, 2016, Porto Holdco B.V., a Dutch private limited liability corporation (“Holdco”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) in connection with the proposed business combination between Pace Holdings Corp., a Cayman Islands exempted company (“Pace”), and Playa Hotels & Resorts B.V., a Dutch private limited liability corporation (“Playa”). The Form S-4, which constitutes a preliminary prospectus of Holdco, includes a preliminary proxy statement of Pace. The Form S-4 has not yet been declared effective by the SEC. The Form S-4 is available on the SEC’s EDGAR system, and may be accessed at www.sec.gov.

Additional Information and Where to Find It

Holdco has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus with respect to Holdco’s securities to be issued in connection with the proposed business combination between Pace and Playa (the “Business Combination”) and a preliminary proxy statement of Pace in connection with the Business Combination. Pace plans to mail to its shareholders the definitive proxy statement/prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PACE, PLAYA, HOLDCO, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, and the definitive proxy statement/prospectus (when they become available) and other relevant materials and any other documents filed by Pace, Holdco or Playa with the SEC free of charge at the SEC’s web site at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: Pace@tpg.com, Attn: Mr. Clive D. Bode.

Participants in the Solicitation

Pace, Playa, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Pace’s shareholders in connection with the proposed Business Combination. Information about Pace’s directors and executive officers is set forth in Pace’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on January 26, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: Pace@tpg.com, Attn: Mr. Clive D. Bode. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration Statement and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Cayman Islands.